Exhibit 99.1

Mingteng International Corporation Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189

PROXY STATEMENT AND NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 12, 2025

July 2, 2025

Dear Shareholder:

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company”), will be held on August 12, 2025, at 10:00 a.m., China Standard Time (August 11, 2025, at 10:00 p.m. Eastern Time), at the principal office of the Company located at Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China, 214189, for the following purposes:

Proposal One	In order to adopt a dual-class share capital structure, and subject to Proposal Two below being passed, to consider and vote upon an ordinary resolution to

(i)	re-designate all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.00001 each, each having one (1) vote per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)	re-designate 2,091,000 of the authorized but unissued Ordinary Shares into 2,091,000 class B ordinary shares with a par value of US$0.00001 each, each having twenty (20) votes per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)	re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(the “Dual-Class Share Capital Structure”, with such re-designations being the “Re-designations”)

Upon the Re-designations, the authorized share capital of the Company will be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising of (i) 4,997,909,000 Class A Ordinary Shares, and (ii) 2,091,000 Class B Ordinary Shares.

Proposal Two	By a special resolution, and subject to Proposal One being passed, to approve the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Proposal Three	By an ordinary resolution, to approve the repurchase and issuance of shares of a certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation	Number of Shares to be Held Giving Effect to Share Re-designation and Repurchase and Issuance
YK Xu Holding Limited	2,091,000 Ordinary Shares	2,091,000 Class A Ordinary Shares	2,091,000 Class B Ordinary Shares

Proposal Four	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all of the resolutions contemplated by Proposal One, Proposal Two, and Proposal Three.

Holders of record of our Ordinary Shares at the close of business on June 30, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two, Proposal Three, and Proposal Four.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about July 2, 2025.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer

Mingteng International Corporation Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189

Proxy Statement

The board of directors (the “Board”) of Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an annual general meeting of shareholders of the Company (the “Meeting”). The meeting will be held on August 12, 2025, at 10:00 a.m., China Standard Time (August 11, 2025, at 10:00 p.m. Eastern Time), at the principal office of the Company located at Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China, 214189.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the adoption of the Dual-Class Share Capital Structure, 2) the amendment and restatement of the Company's amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure, (3) to approve the repurchase and issuance of shares of a certain shareholder, and 4) the adjournment of the Meeting to a later date or dates, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the adoption of the Dual-Class Share Capital Structure;

●	FOR the amendment and restatement of the Company’s amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure;

●	FOR the repurchase of shares of a certain shareholder and the issuance of new shares to that shareholder; and

●	FOR the adjournment of the Meeting to a later date or dates, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on June 30, 2025, which we refer to as the Record Date, are entitled to received notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 6,839,600 Ordinary Shares issued and outstanding. Holders of Ordinary Shares as of the Record Date are entitled to one vote for each Ordinary Share held as of the Record Date on each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764.

●	By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com.

●	By Fax — You can vote by fax by signing, dating, and faxing the enclosed proxy card to 1.727. 269.5616.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 12:59 a.m. (China Standard Time) on August 11, 2025 (12:59 p.m. (Eastern Time) on August 10, 2025). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the adoption of the Dual-Class Share Capital Structure;

●	FOR the amendment and restatement of the Company’s amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure;

●	FOR the repurchase of shares of a certain shareholder and the issuance of new shares to that shareholder; and

●	FOR the adjournment of the Meeting to a later date or dates, if necessary.

What constitutes a quorum?

According to the Company’s Articles of Association, the presence in person or by proxy of one or more holders of at least one-third (1/3rd) of the paid up voting share capital of the Company shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Two requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•	Proposal Three requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Four requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions and broker non-votes, if any, will have no effect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Four, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Four, which is considered a routine matter.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Mingteng International Corporation Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Mingteng International Corporation Inc.
Lvhua Village, Luoshe Town,
Huishan District, Wuxi
Jiangsu Province, China 214189

PROPOSAL ONE

TO ADOPT A DUAL-CLASS SHARE CAPITAL STRUCTURE

General

Proposal One	In order to adopt a dual-class share capital structure, and subject to Proposal Two below being passed, to consider and vote upon an ordinary resolution to

(i)	re-designate all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.00001 each, each having one (1) vote per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)	re-designate 2,091,000 of the authorized but unissued Ordinary Shares into 2,091,000 class B ordinary shares with a par value of US$0.00001 each, each having twenty (20) votes per share and with other rights attached to it in the Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)	re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(the “Dual-Class Share Capital Structure”, with such re-designations being the “Re-designations”)

Upon the Re-designations, the authorized share capital of the Company will be US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising of (i) 4,997,909,000 Class A Ordinary Shares, and (ii) 2,091,000 Class B Ordinary Shares.

Potential Effects

Following effectiveness of the proposed Dual-Class Share Capital Structure, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the new amended and restated memorandum and articles of association of the Company’s to be adopted pursuant to Proposal Two below (the “New Amended and Restated Memorandum and Articles of Association”), the form of which is attached as Exhibit A to this proxy statement. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. Holders of the Class B Ordinary Shares would not be entitled to receive dividends of any kind.

The proposed Dual-Class Share Capital Structure will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL ONE.

PROPOSAL TWO

AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

We are proposing to amend and restate the Company’s current amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure by adoption of the amended and restated memorandum and articles of association in the form attached as Exhibit A to this proxy statement (the “Memorandum and Articles of Association”), subject to Proposal One being passed. The Memorandum and Articles of Association sets out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares, including updates to the shareholder requisition threshold in respect of a general meeting so that it is tied to the voting rights held by shareholders and updates to the quorum threshold for a general meeting so that it is tied to the voting rights represented at the meeting.

Potential Effects of Proposed Amendment and Restatement of the Company’s Current Amended and Restated Memorandum and Articles of Association

If shareholders approve this proposal and Proposal One is also approved, the Company’s current amended and restated memorandum and articles of association will be amended and restated in the form of the Memorandum and Articles of Association attached as Exhibit A to this proxy statement effective immediately upon this proposal being passed at the Meeting.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL TWO.

PROPOSAL THREE

TO REPURCHASE AND ISSUE SHARES OF A CERTAIN SHAREHOLDER

General

The Board of Directors approved, and unanimously adopted a resolution to submit to a vote of shareholders an ordinary resolution to approve the repurchase and issuance of shares of a certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held After Giving Effect to Share Re-designation	Number of Shares to be Held After Giving Effect to Share Re-designation, Repurchase and Issuance
YK Xu Holding Limited	2,091,000 Ordinary Shares	2,091,000 Class A Ordinary Shares	2,091,000 Class B Ordinary Shares

Potential Effects

If shareholders approve this proposal, the repurchase and issuance of shares of such shareholder will become effective immediately upon such approval.

As of the Record Date, Mr. Yingkai Xu, the Chief Executive Officer and Chairman of the Company, is the sole shareholder and director of YK Xu Holding Limited. Prior to the proposed re-designation, repurchase and issuance of shares, Mr. Yingkai Xu beneficially owns a total of 2,091,000 Ordinary Shares of the Company through YK Xu Holding Limited, representing approximately 30.57% of the total voting power of the Company. Following effectiveness of the proposed re-designation, repurchase and issuance of shares, Mr. Yingkai Xu will beneficially hold approximately 89.78% of the total voting power of the Company.

Vote Required

The Board is seeking the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL THREE.

PROPOSAL FOUR

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT
FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE
INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF ALL
THE RESOLUTIONS CONTEMPLATED BY PROPOSAL ONE, PROPOSAL TWO AND PROPOSAL THREE

Proposal Four, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Four is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, and Proposal Three.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Four, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL FOUR.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the adoption of the Dual-Class Share Capital Structure, the amendment and restatement of the Company’s current amended and restated memorandum and articles of association, the repurchase and issuance of shares of a certain shareholder, and the adjournment of the Meeting to a later date or dates, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: July 2, 2025	By Order of the Board of Directors

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer